UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                              SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                            (Amendment No. )*


                           Healthsource, Inc.
                            (Name of Issuer)

                           Common (See Note 1)
                     (Title of Class of Securities)

                              42221E104
                             (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Franklin Resources, Inc.
      13-2670991

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,838,466 (See Note 1)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.7%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Charles B. Johnson
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,838,466 (See Note 1)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.7%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Rupert H. Johnson, Jr.
      ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            (See Item 4)

      6.    SHARED VOTING POWER

            (See Item 4)

      7.    SOLE DISPOSITIVE POWER

            (See Item 4)

      8.    SHARED DISPOSITIVE POWER

            (See Item 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,838,466 (See Note 1)

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.7%

12.   TYPE OF REPORTING PERSON

      HC  (See Item 4)

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Templeton Global Advisers Limited
      N/A

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Commonwealth of the Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            6,259,371  (See Item 4)

      6.    SHARED VOTING POWER


      7.    SOLE DISPOSITIVE POWER

            6,259,371  (See Item 4)

      8.    SHARED DISPOSITIVE POWER


9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,259,371

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      9.8%

12.   TYPE OF REPORTING PERSON

      IA
Item 1.
(a)  Name of Issuer

     Healthsource, Inc.

(b)  Address of Issuer's Principal Executive Offices

     Two College Park Drive
     Hooksett, NH  03106

Item 2.
(a)  Name of Person Filing

       (i)    Franklin Resources, Inc.
       (ii)   Charles B. Johnson
       (iii)  Rupert H. Johnson, Jr.
       (iv)   Templeton Global Advisors Limited

(b)  Address of Principal Business Office

     (i), (ii), and (iii):
     777 Mariners Island Blvd.
     San Mateo, California 94404

     (iv):
     Lyford Cay, P.O. Box N-7759
     Nassau, Bahamas

(c)  Place of Organization or Citizenship

     (i): Delaware
     (ii) and (iii): USA
     (iv): Commonwealth of the Bahamas

(d)  Title of Class of Securities

     Common (See Note 1)

(e)  CUSIP

     42221E104

Item 3.  The persons filing this Schedule 13G are:

         (i)    Franklin Resources, Inc.
                   (g)  Parent Holding Company
         (ii)   Charles B. Johnson
                   (g)  Principal Shareholder of Parent Holding
Company
         (iii)  Rupert H. Johnson, Jr.
                   (g)  Principal Shareholder of Parent Holding
Company
         (iv)   Templeton Global Advisors Limited
                   (e)  Investment Adviser


Item 4.  Ownership
The securities reported on herein are beneficially owned by one or more open and closed-end investment companies or private accounts which are managed by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc. ("FRI"), each of which is registered under the Investment Adviser Act (the "Adviser Subsidiaries"). Such advisory contracts grant to such advisory subsidiaries all voting and investment power over the securities owned by such advisory clients. Therefore, such advisory subsidiaries may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the beneficial owner of the securities covered by this statement.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FRI, the Principal Shareholders and each advisory subsidiary disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement.

FRI, the Principal Shareholders, and each advisory subsidiary are of the view that they are not acting as a "group" for purposes of
Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI or its subsidiaries.

      (a)   Amount Beneficially Owned

            6,838,466 (See Note 1)

      (b)   Percent of Class

            10.7%

      (c)   Number of Shares as to which such person has:

            (i)   Sole power to vote or to direct the vote

                  Franklin Resources, Inc.:                 0
                  Charles B. Johnson:                       0
                  Rupert H. Johnson, Jr.:                   0
                  Templeton Global Advisors Limited:
6,259,371
                  Templeton Management Limited (TML):       409,200
                  Templeton Investment Management Limited:  86,750
                  Franklin Advisers, Inc.:                  42,585
                  Templeton Investment Management
                      (Australia) Limited:                  38,260
                  Accounts advised by TML under sub-adviser
                      agreement:                            2,300

            (ii)  Shared power to vote or to direct the vote
            (iii) Sole power to dispose or to direct the disposition of

                  Franklin Resources, Inc.:                 0
                  Charles B. Johnson:                       0
                  Rupert H. Johnson, Jr.:                   0
                  Templeton Global Advisors Limited:
6,259,371
                  Templeton Management Limited (TML):       409,200
                  Templeton Investment Management Limited:  86,750
                  Franklin Advisers, Inc.:                  42,585
                  Templeton Investment Management
                      (Australia) Limited:                  38,260
                  Accounts advised by TML under sub-adviser
                      agreement:                            2,300

            (iv) Shared power to dispose or to direct the disposition of

Item 5.  Ownership of Five Percent or Less of a Class
       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person

       The clients of the Adviser Subsidiaries have the right to receive dividends and proceeds of the sale of the securities reported on in this statement. One or more other series of investment companies registered with the SEC or private accounts have the right to receive dividends from and the proceeds from the sale of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
       Holding Company

         Templeton Global Advisors Limited                   3(e)
         Templeton Management Limited                        3(e)
         Templeton Investment Management Limited             3(e)
         Franklin Advisers, Inc.                             3(e)
         Templeton Investment Management (Australia) Limited 3(e)

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable
Item 10.  Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

This report shall not be construed as an admission by the person filing the report that it is the beneficial owner of any securities covered by this report.

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

January 9, 1997

                                    S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK                 S\DEBORAH R. GATZEK



Deborah R. Gatzek                   By: Deborah R. Gatzek
Franklin Resources, Inc.            Attorney in Fact pursuant to
Senior Vice President               Power of Attorney for Charles
B. Johnson
& Assistant Secretary               as attached to this Schedule
13G


S\RUPERT H. JOHNSON, JR.
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G


S\MARTIN L. FLANAGAN



Martin L. Flanagan
Templeton Global Advisors Limited
Executive Vice President &
Director

Note 1: Includes 42,585 common shares that would result upon conversion of 2,000,000 convertible bond units (as computed under Rule 13(d)-3(1)(i)).
POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints DEBORAH R. GATZEK his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
January 9, 1997

                                    S\CHARLES B. JOHNSON
S\DEBORAH R. GATZEK                 S\DEBORAH R. GATZEK



Deborah R. Gatzek                   By: Deborah R. Gatzek
Franklin Resources, Inc.            Attorney in Fact pursuant to
Senior Vice President               Power of Attorney for Charles
B. Johnson
& Assistant Secretary               as attached to this Schedule
13G


S\RUPERT H. JOHNSON, JR.
S\DEBORAH R. GATZEK



By: Deborah R. Gatzek
Attorney in Fact pursuant to
Power of Attorney for Rupert H. Johnson, Jr.
as attached to this Schedule 13G


S\MARTIN L. FLANAGAN



Martin L. Flanagan
Templeton Global Advisors Limited
Executive Vice President &
Director